UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

April 25, 2023

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In the Matter of

EquityLine Capital (DELAWARE) LP **920 North King Street** **Wilmington, DE 19801**	**ORDER DECLARING OFFERING STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED**

File No: 024-11756

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EquityLine Capital (DELAWARE) LP filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on April 25, 2023.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

James Lopez
Office Chief